Exhibit 21

List of Subsidiaries

CC Mobility Limited (“CC Mobility”) was incorporated on May 3, 2011 under the laws of Hong Kong as a limited liability company. CC Mobility is a wholly-owned subsidiary of XcelMobility Inc.

Shenzhen CC Power Investment Consulting Co. Ltd., a wholly-owned subsidiary of CC Mobility, was incorporated on July 27, 2011 under the laws of the People’s Republic of China (“PRC”) as a wholly foreign owned limited liability company.

Shenzhen CC Power Corporation is a Chinese enterprise incorporated on March 13, 2003 under the laws of the PRC.